(CUSIP NO. 644535155)

NEW GOLD INC.

- and -

METALLICA RESOURCES INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE

As of June 30, 2008

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of June 30, 2008

BETWEEN :

NEW GOLD INC.,
a corporation incorporated under the laws of the Province of British Columbia
(hereinafter called the "Corporation")

AND

METALLICA RESOURCES INC.,
a corporation existing under the federal laws of Canada
(hereinafter called "Metallica")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company existing under the laws of Canada
(hereinafter called the "Warrant Agent")

RECITALS

WHEREAS:

A.

Metallica and Equity Transfer Services Inc. executed a warrant indenture (the "Warrant Indenture") dated as of December 3, 2003 governing the terms of the common share purchase warrants (the "Warrants") originally issued by Metallica in December 2003;

B.

Equity Transfer Services Inc. has resigned as the warrant agent for the Warrants as of the date hereof and Computershare Trust Company of Canada has been appointed the warrant agent for the Warrants pursuant to an assignment of warrant indenture dated the date hereof;

C.

Pursuant to Section 5.1 (d) of the Warrant Indenture, upon completion of the arrangement (the "Arrangement") under the provisions of the Canada Business Corporations Act between Metallica and the Corporation, on June 30, 2008 (the "Effective Date"), each holder of a Warrant outstanding immediately prior to the Effective Date became entitled to receive, upon the exercise of such holder’s Warrant, in lieu of each common share of Metallica to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, 0.9 of a common share of the Corporation plus Cdn$0.0001 in cash for each Warrant;

D.

Subsection 10.1 of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture in connection with any successors to Metallica;

E.

The foregoing recitals are made as representations of Metallica and the Corporation and not by the Warrant Agent;

F.

The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.

This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.

On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, "this Warrant Indenture", "this indenture", "herein", "hereby", and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3.

Metallica provided notice of the Arrangement to the Warrantholders by mail on May 26, 2008 in the form of Schedule "A" attached hereto.

4.

The Corporation hereby covenants, acknowledges and agrees that, as and from the date hereof, it shall become liable for, and shall perform the obligations of Metallica under the Warrant Indenture and, in particular but without limitation, in accordance with Section 5.1(d) of the Warrant Indenture, any Warrantholder who exercises that holder’s right to receive Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, 0.9 of a common share of the Corporation and Cdn.$0.0001 in cash, subject to further adjustment in accordance with the terms of the Warrant Indenture.

5.

The second recital of the Warrant Indenture is hereby amended by deleting the last sentence and replacing it as follows:

"Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, that number of securities or other property equal to the Exchange Basis at any time prior to the Expiry Date, all upon the terms and conditions herein set forth;"

6.

The following definition in Section 1.1 of the Warrant Indenture is hereby amended to read as follows:

"Warrant Agent" means Computershare Trust Company of Canada, or its successor for the time being of the powers and obligations hereby created;

7.

Section 1.1 of the Warrant Indenture is amended to include the following definition:

"Exchange Basis" means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this indenture and which, as at the date hereof, is equal to 0.9 of a common share of the Corporation plus Cdn$0.0001 in cash for each Warrant;

8.

Subsection 2.2(a) of the Warrant Indenture is hereby amended to read as follows:

"(2)

Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to Sections 5.1 and 5.2) upon due exercise thereof and payment of the Exercise Price, in accordance with the provisions of Article 4, that number of Common Shares equal to the Exchange Basis or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of Sections 5.1 and 5.2, as the case may be, at any time after the date of issuance of such Warrants and prior to the Expiry Date, in accordance with the provisions of this Supplemental Indenture."

9.

Subsection 13.1(a) is hereby amended to read as follows:

(i) to the Corporation:

New Gold Inc.
Suite 3110 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Susan Toews, Corporate Secretary

Fax No.: (604) 696-4110

with a copy to:

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, ON M5H 3C2

Attention: Paul M. Stein
Fax No.: (416) 350-6949

(ii) If to the Warrant Agent, to:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Attention: Corporate Trust Department
Fax No.: (604) 661-9401

10.

The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture in all other respects.

11.

This Supplemental Indenture shall be governed by and be construed in accordance with the laws of the Province of British Columbia and shall be binding upon the parties hereto and their respective successors and assigns.

12.

This Supplement Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.

NEW GOLD INC.

c/s
Per:	(signed) John Pitcher
Authorized Signing Officer

METALLICA RESOURCES INC.

c/s
Per:	(signed) Richard J. Hall
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

c/s
Per:	(signed) Gabriel Ducharme
Authorized Signing Officer

c/s
Per:	(signed) Karl Burgess
Authorized Signing Officer

SCHEDULE "A"

May 16, 2008

Dear Warrantholder:

The purpose of this letter is to advise you that Metallica Resources Inc. ("Metallica"), New Gold Inc. ("New Gold"), and Peak Gold Ltd. ("Peak") have entered into an agreement with respect to the business combination of Metallica, New Gold and Peak (the "Business Combination Agreement"). The business combination will be effected by way of statutory plan of arrangement of Metallica pursuant to Section 192 of the Canada Business Corporations Act (the "Arrangement"), whereby New Gold will acquire all of the outstanding common shares of Metallica (the "Metallica Common Shares") and effect certain related transactions. Pursuant to the Arrangement, Metallica shareholders will receive 0.9 of a common share of New Gold ("New Gold Common Share") plus C$0.0001 in cash for each Metallica Common Share. Shareholders of Peak will be asked, at a special meeting to be held on the same day as the Meeting, to approve an arrangement (the "BC Arrangement") pursuant to which all of the common shares of Peak will be acquired by New Gold and Peak will also become a wholly-owned subsidiary of New Gold. The Arrangement will not proceed unless the BC Arrangement is completed concurrently. Subject to obtaining court approval and satisfying all other conditions to closing, including the approval of Metallica’s shareholders, it is anticipated that the Transaction will be completed on June 30, 2008.

Upon completion of the Arrangement, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time of the Arrangement will receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, in lieu of each Metallica Common Share to which such holder would have been entitled upon such conversion, but for the same aggregate consideration payable therefor, 0.9 of a New Gold Common Share and C$0.0001 in cash. As is the case under the existing terms of the Metallica Warrants with respect to Metallica Common Shares obtained upon exercise, New Gold Common Shares obtained upon exercise after the Effective Time may be subject to restrictions upon resale as specified in the relevant Metallica Warrants. Holders of Metallica Warrants should consult their professional advisors with respect to these conditions and restrictions. The Metallica Warrants that are currently listed on the TSX will remain listed on the TSX after completion of the Arrangement.

The above-noted steps will occur automatically as part of the Arrangement. The certificate currently evidencing the Metallica Warrant holder’s rights will continue to evidence such rights, and no further action is required on the part of holders of Metallica Warrants.

Yours very truly,

Craig J. Nelsen
Director and Chairman of the Board